Lynn Toby Fisher 212.836.8685 lfisher@kayescholer.com 425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.6685 www.kayescholer.com

April 18, 2011

Max A. Webb

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                            Emergency Medical Services Corporation

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed April 18, 2011

File No. 001-32701

Dear Mr. Webb:

Emergency Medical Services Corporation (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (File No. 001-32701) (the “Proxy Statement”). This letter, together with the Proxy Statement, sets forth the Company’s response to the comments contained in your letter dated April 15, 2011 (the “Comment Letter”) relating to the Proxy Statement.

The text of each comment contained in the Comment Letter is set forth in italics below, immediately followed by the Company’s response to such comment.

Purpose and Reasons for the Merger; Recommendation of Our Board of Directors, page 26

1.         Please file a revised preliminary proxy statement discussing why the board recommended the transaction given that it appears that every equities research analyst take-out price was above $64 per share.

RESPONSE:

We have added the following paragraph after the second paragraph of the section “Purpose and Reasons for the Merger; Recommendations of Our Board of Directors” on page 27.

The members of the board of directors were generally aware that equities research analysts had issued reports during the period from November 1, 2010 through December 14, 2010 (the date the Company announced that it was exploring strategic alternatives) with price targets of up to $74.00 per share over periods that ranged from twelve to eighteen months; they were also generally aware that the equity analyst reports issued after December 14, 2010 had target sale prices in excess of $64.00 per share.  The board of directors reviewed the Company’s prospects and the near-term and long-term business trends that could affect the Company’s ability to achieve its projected results.  The board of directors concluded that the merger, at the price of $64.00 per share, is in the best interests of the Company’s stockholders; the board of directors did not consider

Max A. Webb	- 2 -	April 18, 2011

equities research analysts’ trading price targets or sale price targets to be of significance in the board’s analysis.

2.         Please file a revised preliminary proxy statement revising the parenthetical phrase in the second to last bullet on page 27 to clarify that equities research analysts issued reports with price targets for a sale transaction as high as $80.00 per share.

RESPONSE:

We have revised the fourth to the last bullet on page 28, to read as follows (shown in redline format to show changes from our previous response letter dated April 8, 2011):

•                  the possibility that if the sale process were terminated without a transaction, the market price of shares of our Class A common stock would decline substantially and it could take a considerable period of time before the market price would thereafter sustain at least the merger consideration of $64.00 per share, as adjusted for present value, and the possibility that such value might never be obtained because of the risks and uncertainties in any business (the members of the board of directors were generally aware of reports issued by equities research analysts in November and December 2010, prior to December 14, 2010, with price targets up to $74.00 per share, and on December 14, 2010 and thereafter, with price targets (including sale price targets) up to $80.00 per share, in each case for periods that ranged from twelve to eighteen months); the closing sale price of the Class A common stock on February 11, 2011 was $70.66 per share ~~and during January 2011 equities research analysts issued reports with price targets for a sale transaction as high as $76.00 per share)~~;

In addition, for purposes of consistency, we have revised the identical language in the fifth full paragraph on page 25 of the Proxy Statement to read as follows (shown in redline format to show changes from our previous response letter dated April 8, 2011):

The closing sale price of the Class A common stock during the period from August 2010 through November 12, 2010, the last trading day before the board of directors authorized the Company’s financial advisors to invite potential purchasers to participate in a sale process, generally had been in the low $50’s per share. In the six trading days before the Company issued a press release on December 14, 2010 stating that the Company was reviewing strategic alternatives, the closing sale price ranged from $53.14 per share on December 6, 2010 to $54.91 per share on December 8, 2010, with a closing sale price of $53.86 per share on December 13, 2010; the closing sale price of the Class A common stock on December 14, 2010 increased $9.14 per share from the prior day’s close. The members of the board of directors were generally aware of reports issued by equities research analysts in November and December 2010, prior to December 14, 2010, with price targets up to $74.00 per share, and on December 14, 2010 and thereafter, with price targets (including sale price targets) up to $80.00 per share, in each case for periods that ranged from twelve to eighteen months.

Opinion of Goldman, Sachs & Co., page 30

Selected Transactions Analysis, page 33

3.         We note that many recent equities analysts considered Bain’s acquisition of Air Medical Group Holdings as a prominent comparable transaction and one in which analysts’ estimated valuations of the Air Medical Group Holdings transaction generally exceeded the valuation offered in this transaction.

Max A. Webb	- 3 -	April 18, 2011

Please file a revised preliminary proxy statement disclosing why Goldman Sachs excluded this transaction from the analysis.

RESPONSE:

The Air Medical Group Holdings transaction noted in the comment above was included on the list of selected transactions on page 34 of the Proxy Statement and in Goldman Sachs’ presentation to the Company’s board on February 13, 2011 because Goldman Sachs considered it a potentially relevant transaction for such analysis.  However, the information needed to derive the relevant multiple for such transaction was not publicly available and therefore the disclosure “N/A” was included in the table on page 34 of the Proxy Statement and in Goldman Sachs’ presentation to the Company’s board on February 13, 2011.  We have revised the table on page 34 of the Proxy Statement to read as follows (shown below in redline format to highlight the changes):

Selected Transactions (Acquiror / Target)	Enterprise Value as a Multiple of LTM EBITDA
Virtual Radiologic Corp. / NightHawk Radiology Holdings, Inc.	6.9x
Bain Capital / Air Medical Group Holdings	~~N/A~~ *
Leonard Green & Partners L.P.’s / Prospect Medical Holdings, Inc.	6.2x
Vestar Capital Partners / Health Grades, Inc.	8.2x
Providence Equity Partners / Virtual Radiologic Corp.	8.3x
TPG Capital, Carlyle Group and The Blackstone Group / Healthscope Ltd.	7.6x
Hellman & Friedman / Sheridan Healthcare, Inc.	~~N/A~~ *
The Blackstone Group / Team Health Holdings, Inc.	8.9x
Onex Partners LP / AMR and EmCare	5.8x

* Information not used or presented in this analysis because the information was not publicly available.

In connection with the Staff’s comments, the Company has requested us to inform you that it acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Max A. Webb	- 4 -	April 18, 2011

Thank you for your assistance in this matter.  Please do not hesitate to contact the undersigned if you have any further questions, or require further clarification.

Yours Truly,

/s/ Lynn Toby Fisher
Lynn Toby Fisher

cc:	Mr. John Dana Brown
Mr. William A. Sanger